Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Michael P. O’Hare

(215) 564-8198

mohare@stradley.com

December 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Elisabeth Bentzinger

Re:	Strategy Shares (“Registrant” or “Trust”) File Nos. 333-170750; 811-22497

Dear Ms. Bentzinger:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically on November 30, 2021, with regard to Post-Effective Amendment No. 84 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 87 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-21-004931), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 19, 2021 (the “Amendment”), relating to the registration of Strategy Shares Nasdaq 5HANDL™ Index ETF (the “Fund”), a new series of the Registrant.

The Registrant will file an additional post-effective amendment to the Trust’s Registration Statement pursuant to 1933 Act Rule 485(b) that will reflect the changes to the Fund’s prospectus and Statement of Additional Information (the “SAI”) made in response to your comments as described in this letter.

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

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GENERAL

1.	Comment: Update the series/class identifiers on EDGAR.

Response: The Registrant confirms that the Fund’s EDGAR page will be updated with the Fund’s ticker symbol.

PROSPECTUS

2.	Comment: In the introduction to the Fee Table, bold the second sentence per Item 3 of Form N-1A.

Response: The Registrant has made the requested change.

3.	Comment: In the narrative preceding the Expense Example, since the Fund does not have a redemption fee, provide disclosure indicating that the estimated expense example applies regardless of whether the investor holds or redeems shares.

Response: The Registrant has made the requested change.

4.	Comment: In the disclosure relating to portfolio turnover, revise the disclosure to ensure that it only references the Fund’s fiscal year end.

Response: The Registrant has made the requested change.

ITEM 4 PRINCIPAL INVESTMENT STRATEGIES

5.	Comment: Disclose the number of components in the Nasdaq 5HANDL™ Index or the range.

Response: The Registrant has added the following immediately after the first sentence of the 2nd paragraph:

“The Index is expected to include 19 ETFs.”

6.	Comment: The 4th paragraph states that the “Core Portfolio is rebalanced monthly to weight the Core Portfolio in accordance with the Index’s methodology.” Disclose in a similar manner the frequency with which the Explore Portfolio is rebalanced.

Response: The 7th paragraph current states that the Explore Portfolio is rebalanced monthly. The disclosure of the manner in which the Explore Portfolio is rebalanced has been revised as follows (additional text is underlined):

“The ~~12 ETF representatives of the~~ Explore Portfolio ~~asset categories are weighted and~~ is rebalanced on a monthly basis ~~using a proprietary weighting methodology that measures an ETF’s returns, dividend and volatility, subject to the constraints that no position may be less than 15% nor more than 185% of an equal weight~~

position within the Explore Portfolio to weight the Explore Portfolio in accordance with the Index’s methodology and is reconstituted annually in January.”

7.	Comment: In the 5th paragraph, the description of each asset category references multiple ETFs but the first sentence of the 6th paragraph states that each asset category in the Explore Portfolio is represented by a single ETF. Please revise the disclosure.

Response: The Registrant has revised the description of each asset category in the 5th paragraph to refer to a single ETF.

8.	Comment: In the 5th paragraph, specify the types of mortgage-backed securities (MBS) (e.g., residential, commercial, agency/non-agency, investment grade/junk, CDOs, CLOs) in which the Fund may invest.

Response: The Registrant has revised the description of the Fund’s investment in ETFs that provide exposure to MBS in the 5th paragraph to state (additional text is underlined):

“MBS – ETFs that provide exposure to mortgage-backed securities (“MBS”), including residential, commercial, agency, and non-agency MBS; high-yield MBS; collateralized debt obligations; and collateralized loan obligations;”

9.	Comment: In the 5th paragraph, state to what extent the Fund may invest in junk bonds and what is the lowest credit rating of securities that the Fund may invest. Additionally, disclose if the Fund may invest in defaulted debt.

Response: The Registrant has revised the last sentence of the 5th paragraph as follows (additional text is underlined):

“The Explore Portfolio includes ETFs that can invest without limit as to maturity, duration, or credit quality, including junk bonds (C rating or higher).”

10.	Comment: In the 6th paragraph, disclose whether one ETF could be the largest ETF in more than one category.

Response: The Registrant has added the following to the end of the 6th paragraph:

“An ETF cannot represent more than one asset category.”

11.	Comment: In the 8th paragraph, disclose when the Explore Portfolio is reconstituted in a manner similar to the way the issue is disclosed for the Core Portfolio.

Response: Please refer to the Registrant’s response to Comment 6, above.

ITEM 4 PRINCIPAL RISKS

12.	Comment: The Staff notes that principal investment risks are ordered alphabetically. Please order the risks to prioritize what is most likely to affect the Fund’s NAV, yield and total return. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Registrant has made the requested change.

13.	Comment: Given the Fund’s exposure to fixed income securities, add “Interest Rate Risk” as a standalone principal risk factor.

Response: The Registrant has made the requested change.

14.	Comment: Delete “Floating Rate Loan Risk” or alternatively add relevant disclosure regarding floating rate loans to principal investment strategies.

Response: Registrant has deleted floating rate loan risk from the Fund’s principal risk disclosure.

15.	Comment: In the “Mortgage-Backed Securities Risk,” delete the reference to “subprime loans” or alternatively add subprime loans to the Fund’s principal investment strategies.

Response: The Fund’s exposure to subprime loans will not amount to a principal investment strategy. Accordingly, the Fund has revised the MBS risk factor disclosure to delete references to subprime loans.

16.	Comment: : In the “Mortgage-Backed Securities Risk,” clarify that the liquidity of certain MBS can change dramatically over time (e.g., subprime, non-agency, and non-investment grade).

Response: The Registrant has revised the last sentence of the 4th paragraph of the MBS risk factor as follows (additional text is underlined):

“The liquidity of mortgage-backed securities, and particularly non-agency non-investment grade mortgage-backed securities, may change dramatically over time.”

17.	Comment: Under “Real Estate/REIT Risk,” clarify that the liquidity of such investments can change dramatically over time.

Response: The Registrant has added the following sentence at the end of this risk factor:

“The liquidity of REITs may change dramatically over time.”

18.	Comment: Delete “Turnover Risk” as a principal risk or alternatively add disclosure regarding the Fund’s high portfolio turnover rate to the principal investment strategies.

Response: After further review, the Registrant has determined that the Fund will not engage in frequent trading as a principal investment strategy. Accordingly, the Registrant has deleted the “Turnover Risk.”

19.	Comment: The “Underlying Fund Risk” appears to be redundant with “ETF Risk.” Please consider deleting in light of plain English principals.

Response: The Registrant has made the requested change.

PERFORMANCE

20.	Comment: Supplementally, identify the broad-based securities market index that the Fund will utilize — note that it cannot be the Fund’s underlying index.

Response: The Fund will use the Bloomberg U.S. Aggregate Bond Index as broad-based securities market index that the Fund will compare its performance.

ITEM 9 INVESTMENT STRATEGIES

21.	Comment: The Item 9 Principal Investment Strategy disclosure is the same as the principal investment strategy disclosure in the summary prospectus. Provide more detailed disclosure in response to Item 9.

Response: The Registrant notes that the Item 9 principal strategy disclosure currently includes expanded discussion of three topics addressed in the Item 4 principal investment strategy disclosure: the methodology used to rebalance the Core Portfolio; the use of representative sampling; and the Fund’s monthly distribution policy. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

22.	Comment: The Item 9 Principal Investment Strategy disclosure states that Fund “may” concentrate its investments in a particular industry or group of industries. Change “may” concentrate to “will” concentrate.

Response: The Registrant has made the requested change.

23.	Comment: The Item 9 Principal Investment Strategy disclosure states that Fund may engage in frequent trading. Disclose how the trading costs and tax consequences of frequent trading could affect the Fund’s performance per Instruction 7 to Item 9(b)(1) of Form N-1A.

Response: See the response to Comment 18 above. The Registrant has removed references regarding frequent trading from the Fund’s investment strategy disclosure.

ITEM 9 INVESTMENT RISKS

24.	Comment: Add summaries of “Cash Transactions Risk” and “Non-Correlation Risk” to Item 4.

Response: The Registrant has made the requested changes.

25.	Comment: Please review the current list of Principal Investment Risks and Non-Principal Investment Risks in the Item 9 and confirm that all the Principal Investment Risks are complete. Otherwise, relocate some of the more significant risks that are currently listed as Non-Principal Investment Risks or Additional Investment Risks to the Principal Investment Risks section and add, as necessary, the corresponding risks to the Item 4. In particular, those to consider moving to the Principal Investment Risks section are: Asset-Backed and Mortgage-Backed Security Risk (page 26), Credit Risk (page 30), Duration Risk (page 31) Liquidity Risk (page 36), Prepayment Risk (page 38), Sub-Prime Mortgage Risk (page 40), and Cybersecurity (page 42).

Response: The Registrant has reviewed the current list of risks in the Item 9 disclosure and has revised the Principal Investment Risks to include “Credit Risk,” “Duration Risk,” “Liquidity Risk” and “Prepayment Risk.” The Registrant has revised “Asset-Backed and Mortgage-Backed Security Risk” to “Asset-Backed Security Risk” and determined that it is appropriately listed as a Non-Principal Investment Risk. As noted in response to comment [15], “Sub-Prime Mortgage Risk” has been determined to not be a Principal Investment Risk of the Fund. The Registrant has also determined to include “Cybersecurity” as a Non-Principal Investment Risk.

26.	Comment: Consider moving all of the Non-Principal Investment Risks to the SAI.

Response: The Registrant has considered whether to move the Non-Principal Investment Risks to the SAI and has determined to keep these risks disclosures in the Prospectus.

27.	Comment: With respect to the “Duration Risk” under the statutory Item 9 risks, please add an example showing the effect a 1% increase in interest rates would have on the value of the portfolio.

Response: The Registrant has added the following to the end of the “Duration Risk”:

“Duration should not be confused with maturity. The maturity of a fixed income security is a measure of the amount of time left until the security “matures” or repays its face value. In contrast, duration measures the price sensitivity of a fixed income security to changes in interest rates rather than the amount of time remaining to maturity. Longer duration tends to result in greater volatility and a greater sensitivity to interest rate changes. For example, a five year duration means that the fixed income security will decrease in value by 5% if interest rates rise 1% and increase in value by 5% if interest rates fall 1%.”

STATEMENT OF ADDITIONAL INFORMATION

28.	Comment: Consider whether the discussion of investing in other investment companies should be revised in light of recently adopted Rule 12d1-4.

Response: The Registrant has added the following as the 2nd paragraph of the section “Other Investment Company Securities”:

“In October 2020, the SEC adopted regulatory changes related to the ability of an investment company to invest in other investment companies in excess of specified statutory limits. These changes include, among other things, amendments to Rule 12d1-1, the rescission of Rule 12d1-2, the adoption of new Rule 12d1-4, and the rescission of certain exemptive relief issued by the SEC permitting certain fund of funds arrangements. Rule 12d1-4, which became effective on January 19, 2021, permits a Fund to invest in other investment companies beyond the statutory limits, subject to certain conditions. The rescission of the applicable exemptive orders and the withdrawal of the applicable no-action letters is effective on January 19, 2022. After such time, an investment company will no longer be able to rely on these exemptive orders and no-action letters, and will be subject instead to Rule 12d1-4 and other applicable rules under Section 12(d)(1).”

29.	Comment: With respect to Fundamental restriction #1 regarding concentration, change “may” concentrate to “will” concentrate.

Response: The Registrant has made the requested change.

30.	Comment: Please delete or supplementally explain the legal basis for the statement that the Trust reserves the absolute right to reject a creation order transmitted to it by the Distributor in respect of a Fund in circumstances (3), (4) and (6) of the section “Rejection of Purchase Orders.”

In proposing rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). The disclosure in question is sufficiently broad to run counter to the Commission’s position.

Additionally, the staff would like to better understand the circumstances surrounding the provisions that would allow for the suspension of creations if (i) an investor, upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (ii) acceptance of the Deposit Instruments would have certain adverse tax consequences to the Fund; and (iii) the acceptance of the Deposit Instruments and/or any applicable cash would otherwise, in the discretion of the Trust or the Advisor have an adverse effect on the Trust or the rights of beneficial owners.

Response: With respect to provision (3), the Registrant respectfully notes that under Section 351 of the Internal Revenue Code of 1986, as amended, if an Authorized Participant obtains over 80% of beneficial ownership of an ETF’s shares (measured by vote and value) when the Authorized Participant exchanges Deposit Securities for the ETF’s shares, that transaction is deemed to be a tax-free transaction and the ETF will not receive the Deposit Securities at a current fair market value basis, but , instead, will receive the Deposit Securities at the cost basis the Authorized Participant has in such Deposit Securities, which might be different than fair market value, unless the Authorized Participant is a dealer in securities for U.S. federal income tax purposes and the Deposit Securities are part of the Authorized Participant’s inventory, as opposed to being held by the Authorized Participant for investment purposes.

The Registrant’s current template and executed Authorized Participant Agreements state:

“The Participant represents and warrants that, based upon the number of outstanding Fund Shares of any particular Fund, either (i) it does not, and will not in the future as the result of one or more Purchase Orders, hold for the account of any single Beneficial Owner, or group of related Beneficial Owners, 80 percent or more of the currently outstanding Fund Shares of such Fund, so as to cause the Fund to have a basis in the portfolio securities deposited with the Fund different from the market value of such portfolio securities on the date of such deposit, pursuant to sections 351 and 362 of the Internal Revenue Code of 1986, as amended, or (ii) it is carrying some or all of the Deposit Instruments as a dealer and as inventory in connection with its market making activities.”

When an ETF receives the Deposit Securities, it is imperative that the value of the securities received equal the current fair market value of the securities so that an ETF’s NAV accurately reflects the market value of its underlying securities. If an Authorized Participant were permitted to receive a Creation Unit order that would give it over 80% beneficial ownership of an ETF and cause a tax-free exchange, the ETF would assume the same basis of the Authorized Participant and inherit any built in gain (or loss) that would then be realized by the ETF and its shareholders. Such a result would be detrimental to shareholders, especially those that desire the tax efficiencies associated with investing in an ETF. Therefore, it is necessary that ETFs continue to reserve the right to limit the beneficial ownership of any one Authorized Participant to no more than 80% to be afforded the adjusted tax basis of securities in Creation Unit transactions, which is consistent with industry practice and standard Authorized Participant agreements.

With respect to provisions (4) and (6), the Registrant has revised the disclosure as follows (additional text is underlined):

“The SEC has expressed the view that a suspension of creations that impairs the arbitrage mechanism applicable to the trading of ETF shares in the secondary market is inconsistent with Rule 6c-11 under the 1940 Act. The SEC’s position does not prohibit the suspension or rejection of creations in all instances. The Trust reserves the ~~absolute~~ right, to the extent consistent with the provisions of Rule 6c-11 under the 1940 Act and the SEC’s position, to reject an order for Creation Units transmitted to it by the Distributor in respect to the Fund including instances in which~~, without limitation, if~~: (1) the order is not in proper form; (2) the securities delivered do not conform with the Deposit Instruments for the relevant date; (3) an investor, upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (4) ~~acceptance of the Deposit Instruments would have certain adverse tax consequences to the Fund; (5)~~ the acceptance of the Deposit Instruments and/or any applicable cash would, in the opinion of counsel to the Trust, be unlawful; (~~6) the acceptance of the Deposit Instruments and/or any applicable cash would otherwise, in the discretion of the Trust or the Advisor have an adverse effect on the Trust or the rights of beneficial owners; (7~~5) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (~~8~~6) in the event that circumstances outside the control of the Fund, the Custodian, the Transfer Agent, and/or the Advisor make it for all practical purposes not feasible to process creation orders.”

PART C

31.	Comment: The SEC staff is reviewing fund documents to see whether they limit shareholder rights. Article VII, Section 9 of the trust document (quoted below) states that shareholders can only bring derivative actions if they first make a demand to the trust board. Please supplementally explain whether this provision inappropriately limits shareholder rights. Please disclose this in the prospectus so that shareholders are on notice that they must make a pre-suit demand before bringing an action.

Response: The Registrant has added the following section to the prospectus:

“INFORMATION ABOUT THE DECLARATION OF TRUST

The Trust was established as a Delaware statutory trust by an Agreement and Declaration of Trust dated September 1, 2010 (the “Declaration of Trust”). The Declaration of Trust provides that by virtue of becoming a Shareholder of the Trust, each Shareholder shall be held expressly to have agreed to be bound by the provisions of the Declaration of Trust. The Declaration of Trust provides a process for the bringing of derivative actions by shareholders for claims beyond the process otherwise required by law. This derivative actions process is intended to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to the Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a pre-suit demand by the complaining shareholder must first be made on the Board of Trustees, unless such action is excused because a majority of the members of the

Board have a material personal financial interest in the action at issue. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand.”

* * *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Shawn Hendricks at 215-564-8778.

Very truly yours,

/s/ Michael P. O'Hare

Michael P. O’Hare